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As filed with the Securities and Exchange Commission on October 21, 2011

Registration No. 333-177286

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE
AMENDMENT NO. 2
TO
FORM F-80

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

AGNICO-EAGLE MINES LIMITED
(Exact name of Registrant as specified in its charter))

Ontario, Canada	1041	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

145 King Street East, Suite 400, Toronto, Ontario, Canada M5C 2Y7
(416) 947-1212
(Address and telephone number of Registrant's principal executive offices)

Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, New York 10022
(212) 588-5500
(212) 308-0132 (fax)
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Sean Boyd Agnico-Eagle Mines Limited 145 King Street East, Suite 400 Toronto, Ontario, Canada M5C 2Y7 (416) 947-1212	Patricia Olasker, Esq. Davies Ward Phillips & Vineberg LLP 1 First Canadian Place. Suite 4400 Toronto, Ontario, Canada M5X 1B1 (416) 863-0900

         Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this Registration Statement becomes effective.

         This Registration Statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box. ☐

EXPLANATORY NOTE

         This Post-Effective Amendment No. 2 amends the registration statement on Form F-80 filed with the U.S. Securities and Exchange Commission on October 13, 2011 (File No. 333-177286) (the "Registration Statement"), as amended on October 19, 2011, to include the Notice of Change and Variation, dated October 21, 2011, which the Registrant filed in its home jurisdiction as a supplement to the Offer to Purchase and Circular, dated October 13, 2011, including the Letter of Transmittal and Notice of Guaranteed Delivery, which were previously filed with the Registration Statement.

 PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Item 1.    Home Jurisdiction Documents

        Document 1: Offer to Purchase and Circular*

        Document 2: Letter of Transmittal*

        Document 3: Notice of Guaranteed Delivery*

        Document 4: Notice of Change and Variation

Item 2.    Information Legends

        See page (iii) of the Offer to Purchase and Circular and page (iii) of the Notice of Change and Variation.

Item 3.    Incorporation of Certain Information by Reference

        As required by this Item, the Circular provides that copies of the documents incorporated by reference may be obtained on request without charge from the Corporate Secretary of Agnico-Eagle at Suite 400, 145 King Street East, Toronto, Ontario, Canada M5C 2Y7, telephone 416-947-1212.

Item 4.    List of Documents Filed with the Commission

        See the information under the caption "Registration Statement Filed with the SEC" in the Circular.

*
Previously filed with the Registration Statement (File No. 333-177286) filed October 13, 2011.

I-1

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment advisor, stockbroker, bank manager, trust company manager, accountant, lawyer or other professional advisor.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, Agnico-Eagle may, in Agnico-Eagle's sole discretion, take such action as Agnico-Eagle may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

This Offer has not been approved or disapproved by any securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or merits of this Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

October 21, 2011

NOTICE OF CHANGE AND VARIATION
by
AGNICO-EAGLE MINES LIMITED
of its
OFFER TO PURCHASE
all of the outstanding common shares of
GRAYD RESOURCE CORPORATION
on the basis of, at the election of each holder,
(a) $2.80 in cash, or
(b) 0.04039 of a common share of Agnico-Eagle Mines Limited and $0.05 in cash, for each common share of Grayd Resource Corporation
subject, in each case, to pro ration as set out in the Offer (as defined herein)

Agnico-Eagle Mines Limited ("Agnico-Eagle") hereby gives notice that it is amending and supplementing its offer dated October 13, 2011 (the "Original Offer") to purchase all of the issued and outstanding common shares (the "Shares") of Grayd Resource Corporation ("Grayd"), including all Shares that became, or may become, issued and outstanding after the date of the Original Offer but before the Expiry Time (as defined below) upon the exercise, exchange or conversion of Options or Warrants (each as defined in the Offer), and varying the Offer in order to (a) increase the maximum amount of cash available under the Offer from approximately $92 million to approximately $183 million and (b) extend the availability of the Rollover Option to all Eligible Holders who receive Agnico-Eagle Shares (each as defined in the Offer) under the Offer, as described herein.

THE OFFER HAS BEEN AMENDED TO INCREASE THE MAXIMUM CASH CONSIDERATION.

THE OFFER REMAINS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON NOVEMBER 18, 2011, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

The board of directors of Grayd (the "Grayd Board"), upon the unanimous recommendation of the special committee of the Grayd Board, has UNANIMOUSLY RECONFIRMED ITS RECOMMENDATION that Shareholders accept the Offer and tender their Shares to the Offer.

This notice of change and variation (the "Notice of Change and Variation") amends and supplements the information contained in the Original Offer and accompanying circular (the "Original Circular") dated October 13, 2011 (which together constitute the "Original Offer and Circular") and should be read in conjunction with the Original Offer and Circular and the Letter of Transmittal and Notice of Guaranteed Delivery that accompanied the Original Offer and Circular. Except as otherwise set forth herein, the terms and conditions previously set forth in the Original Offer and Circular and the Letter of Transmittal and Notice of Guaranteed Delivery that accompanied the Original Offer and Circular continue to be applicable in all respects. Unless the context requires otherwise or unless otherwise defined herein or amended hereby, defined terms used in this Notice of Change and Variation have the respective meanings ascribed thereto in the Original Offer and Circular. All references to the "Offer" in the Original Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and this Notice of Change and Variation mean the Original Offer as amended and supplemented by this Notice of Change and Variation; all references in such documents to the "Circular" mean the Original Circular as amended and supplemented by this Notice of Change and Variation; and all references in such documents to the "Offer and Circular" mean the Original Offer and Circular as amended and supplemented by this Notice of Change and Variation.

Shareholders who have validly deposited and not withdrawn their Shares need take no further action to accept the Offer. Shareholders who wish to accept the Offer must properly complete and duly execute the Letter of Transmittal (printed on YELLOW paper) accompanying the Original Offer and Circular, or a manually executed facsimile thereof, and deposit it, at or prior to the Expiry Time, together with certificate(s) representing their Shares and all other required documents, with Computershare Trust Company of Canada (the "Depositary") at its office in Toronto, Ontario specified in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Shareholders may also accept the Offer by following the procedure for guaranteed delivery set forth in Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery", using the Notice of Guaranteed Delivery (printed on PINK paper) accompanying the Original Offer and Circular. Alternatively, Shareholders may accept the Offer by following the procedures for book-entry transfer of Shares set forth in Section 3 of the Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer". The Letter of Transmittal and Notice of Guaranteed Delivery that accompanied the Original Offer and Circular are hereby amended to reflect the terms and conditions of this Notice of Change and Variation.

Persons whose Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Shares under the Offer. Intermediaries likely have established tendering cut-off times that are up to 48 hours prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

All payments under the Offer will be made in Canadian dollars. Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Shares directly with the Depositary.

Questions and requests for assistance may be directed to the Depositary or the information agent for the Offer, Kingsdale Shareholder Services Inc. (the "Information Agent"). The Depositary can be contacted at 1-800-564-6253 toll free or by e-mail at corporateactions@computershare.com. The Information Agent can be contacted at 1-800-749-9197 toll free in North America or at 416-867-2272 outside of North America or by e-mail at contactus@kingsdaleshareholder.com. Complete contact information for the Depositary and Information Agent is provided on the back cover of this Notice of Change and Variation. Additional copies of this Notice of Change and Variation, the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary or the Information Agent and are accessible on the Canadian Securities Administrators' website at www.sedar.com and the United States Securities and Exchange Commission's (the "SEC") website at www.sec.gov. The foregoing website addresses are provided for informational purposes only and no information contained on, or accessible from, the foregoing websites is incorporated by reference herein.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, such information or representation must not be relied upon as having been authorized by Agnico-Eagle, the Depositary or the Information Agent.

These securityholder materials are being sent to both registered and non-registered owners of the Shares. If you are a non-registered owner of Shares, and Agnico-Eagle or its agent has sent these materials directly to you, your name and address and information about your holdings of Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding such Shares on your behalf.

 NOTICE TO SHAREHOLDERS IN THE UNITED STATES

        The Offer is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer and Circular in accordance with the disclosure requirements of Canada. Shareholders should be aware that such requirements are different from those of the United States.

        Shareholders in the United States should be aware that the disposition of Shares and the acquisition of common shares of Agnico-Eagle (the "Agnico-Eagle Shares") by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described in the Offer and Circular and such Shareholders are encouraged to consult their tax advisors. See Section 20 of the Circular, "Certain Canadian Federal Income Tax Considerations", and Section 21 of the Circular, "Certain United States Federal Income Tax Considerations".

        The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Agnico-Eagle and Grayd are incorporated under the laws of Ontario and British Columbia, respectively, that some or all of their respective officers and directors may reside outside the United States, that some or all of the experts named herein may reside outside the United States and that all or a substantial portion of the assets of Agnico-Eagle, Grayd and the above-mentioned persons are located outside the United States. Shareholders in the United States may not be able to sue Agnico-Eagle, Grayd or their respective officers or directors in a non-U.S. court for violation of United States federal securities laws or the securities or "blue sky" laws of any State within the United States. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce judgment obtained from a court of the United States.

        THE SECURITIES TO BE DELIVERED IN CONNECTION WITH THE OFFER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

        Agnico-Eagle reserves the right to, and may, acquire or cause an affiliate to acquire beneficial ownership of Shares by making purchases through the facilities of the TSX Venture Exchange at any time, and from time to time, prior to the Expiry Time, as permitted by applicable laws or regulations of Canada or its provinces or territories. See Section 12 of the Offer, "Market Purchases".

 NOTE TO INVESTORS CONCERNING ESTIMATES OF
MINERAL RESERVES AND MINERAL RESOURCES

        The mineral reserve and mineral resource estimates contained in or incorporated by reference in the Offer and Circular have been prepared in accordance with the Canadian Securities Administrators' National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101"). These standards are similar to those used by the SEC in Industry Guide No. 7 as interpreted by staff at the SEC. However, the definitions in NI 43-101 differ in certain respects from those under Industry Guide No. 7. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference therein may not be comparable to similar information disclosed by U.S. companies. Under the requirements of the SEC, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC does not recognize measures of "mineral resource".

        The metal grades reported in the mineral reserve and mineral resource estimates represent in-place grades and do not reflect losses in the recovery process, that is, the metallurgical losses associated with processing the extracted ore. The mineral reserve figures set out or incorporated by reference therein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Agnico-Eagle does not include equivalent gold ounces for byproduct metals contained in mineral reserves in its calculation of contained ounces.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

        The documents incorporated by reference in the Offer and Circular use the terms "measured resources" and "indicated resources". While those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

        The documents incorporated by reference in the Offer and Circular use the term "inferred resources". We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE

        The Offer and Circular and the documents incorporated by reference therein include certain measures, including "total cash costs per ounce", that are not recognized measures under United States generally accepted accounting principles ("U.S. GAAP"). This data may not be comparable to data disclosed by other gold producers using similar titles. A reconciliation of these measures to the figures set out in the consolidated financial statements prepared in accordance with U.S. GAAP is set out (a) in respect of the data for the year ended December 31, 2010, in management's discussion and analysis of financial condition and results of operations of Agnico-Eagle in respect of the year ended December 31, 2010 under the caption "Results of Operations — Production Costs" and (b) in respect of the three-and six-month periods ended June 30, 2011, in management's discussion and analysis of financial condition and results of operations of Agnico-Eagle in respect of the three and six months ended June 30, 2011 under the caption "Results of Operations", each of which is incorporated by reference in the Offer and Circular. Agnico-Eagle believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in allowing year over year comparisons. However, both of these non-U.S. GAAP measures should be considered together with other data prepared in accordance with U.S. GAAP, and these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with U.S. GAAP.

CURRENCY

        All dollar references in this Notice of Change and Variation are in Canadian dollars, except where otherwise indicated. On October 20, 2011, the Bank of Canada noon rate of exchange for U.S. dollars was Cdn.$1.00 = US$0.9787.

FORWARD-LOOKING STATEMENTS

        The information contained in this Notice of Change and Variation has, unless otherwise specified, been prepared as of October 20, 2011. The information contained in the Original Offer and Circular has, unless otherwise specified, been prepared as of October 11, 2011. The information contained in the documents incorporated by reference in the Offer and Circular has, unless otherwise specified, been prepared as of the respective dates of such documents. Certain statements contained in this Notice of Change and Variation, in the Original Offer and Circular and in the documents incorporated by reference in the Offer and Circular, that are referred to herein as "forward-looking statements", constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and the rules and releases made by the SEC, all as amended from time to time, and "forward- looking information" under the provisions of Canadian provincial securities laws. When used in such documents, the words "anticipate", "believe", "could", "expect", "estimate", "forecast", "intend", "may", "outlook", "planned", "project", "should", "will", "would" and similar expressions are intended to identify such forward-looking statements.

        Forward-looking statements in this Notice of Change and Variation, in the Original Offer and Circular and in the documents incorporated by reference in the Offer and Circular, include, but are not limited to statements regarding: Agnico-Eagle's outlook for 2011 and future periods; expectations as to the anticipated timing, mechanics, completion and settlement of the Offer; the ability of Agnico-Eagle to integrate Grayd's business with its current business and the costs associated with such integration following successful completion of the Offer; the value of the Agnico-Eagle Shares received as consideration under the Offer; the ability of Agnico-Eagle to complete the transactions contemplated by the Offer; Agnico-Eagle's plans to assess, monitor and remediate subsidence issues at Goldex and the related costs; Agnico-Eagle's plans to continue exploration drilling at Goldex; the potential to resume mining or other discontinued operations at Goldex; Agnico-Eagle's intention to write off the book value of the Goldex mine, including the after tax impact of the write-off, and the accounting provision for the anticipated costs of remediation at Goldex; Agnico-Eagle's future earnings, and the sensitivity of earnings to gold and other metal prices; anticipated levels or trends for prices of gold and byproduct metals mined by Agnico-Eagle or for exchange rates between currencies in which capital is raised, revenue is generated or expenses are incurred by Agnico-Eagle; estimates of future mineral production and sales; estimates of future costs, including mining costs, total cash costs per ounce, minesite costs per tonne and other expenses; estimates of future capital expenditure, exploration expenditure and other cash needs, and expectations as to the funding thereof; the projected exploration, development and exploitation of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect thereto; estimates of mineral reserves, mineral resources and ore grades and statements regarding anticipated future exploration results; estimates of cash flow; estimates of mine life; anticipated timing of events with respect to Agnico-Eagle's minesites, mine construction projects and exploration projects; estimates of future costs and other liabilities for environmental remediation; anticipated legislation and regulation regarding climate change and estimates of the impact on Agnico-Eagle; and other anticipated trends with respect to Agnico-Eagle's capital resources and results of operations.

        Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico-Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico-Eagle upon which the forward-looking statements in this Notice of Change and Variation, the Original Offer and Circular and the documents incorporated by reference in the Offer and Circular are based and which may prove to be incorrect, include, but are not limited to, the assumptions set out in this Notice of Change and Variation and in the Original Offer and Circular, as well as: that there are no significant disruptions affecting Agnico-Eagle's operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, political changes, title issues or otherwise; that permitting, development and expansion at each of Agnico-Eagle's mines and mine development projects proceed on a basis consistent with current expectations, and that Agnico-Eagle does not change its exploration or development plans relating to such projects; that the exchange rates between the Canadian dollar, U.S. dollar, European Union euro and Mexican peso will be approximately consistent with Agnico-Eagle's current expectations; that prices for gold, silver, zinc, copper and lead will be approximately consistent with Agnico-Eagle's expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico-Eagle's current expectations; that production meets expectations; that Agnico-Eagle's current estimates of mineral reserves, mineral resources, mineral grades and mineral recovery are accurate; that there are no material delays in the timing for completion of development projects; and that there are no material variations in the current tax and regulatory environments that affect Agnico-Eagle.

        The forward-looking statements in this Notice of Change and Variation reflect Agnico-Eagle's views as at October 20, 2011. The forward-looking statements in the Original Offer and Circular reflect Agnico-Eagle's views as at October 13, 2011. The forward-looking statements contained in the documents incorporated by reference in the Offer and Circular reflect Agnico-Eagle's views as at the respective dates of such documents. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of Agnico-Eagle or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. For a more detailed discussion of such risks and material factors or assumptions underlying these forward-looking statements, see Section 18 of the Circular, "Risk Factors", and Agnico-Eagle's Annual

v

Information Form filed on SEDAR on March 28, 2011 consisting of Agnico-Eagle's Annual Report on Form 20-F for the year ended December 31, 2010 incorporated by reference in the Offer and Circular. Given these uncertainties, investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, Agnico-Eagle expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in Agnico-Eagle's expectations or any change in events, conditions or circumstances on which any such statement is based. The Offer and Circular and documents incorporated by reference therein contain information regarding anticipated total cash costs per ounce and minesite costs per tonne at certain of Agnico-Eagle's mines and mine development projects. Agnico-Eagle believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in allowing year over year comparisons. Investors are cautioned that this information may not be suitable for other purposes.

NOTICE OF CHANGE AND VARIATION

October 21, 2011

TO: THE SHAREHOLDERS OF GRAYD RESOURCE CORPORATION

        By written notice to the Depositary dated October 20, 2011 and as set forth in this Notice of Change and Variation, Agnico-Eagle has amended the Original Offer to purchase all of the outstanding Shares, including all Shares that became, or may become, issued and outstanding after the date of the Original Offer but before the Expiry Time upon the exercise, exchange or conversion of Options or Warrants by (a) increasing the maximum amount of cash available under the Offer from approximately $92 million to approximately $183 million and (b) extending the availability of the Rollover Option to all Eligible Holders who receive Agnico-Eagle Shares under the Offer, as described herein.

        This Notice of Change and Variation amends and supplements the information contained in the Original Offer and Circular and should be read in conjunction with the Original Offer and Circular and the Letter of Transmittal and Notice of Guaranteed Delivery that accompanied the Original Offer and Circular. Except as otherwise set forth herein, the terms and conditions previously set forth in the Original Offer and Circular and the Letter of Transmittal and Notice of Guaranteed Delivery that accompanied the Original Offer and Circular continue to be applicable in all respects.

        Unless the context requires otherwise or unless otherwise defined herein or amended hereby, defined terms used in this Notice of Change and Variation have the respective meanings ascribed thereto in the Original Offer and Circular. All references to the "Offer" in the Original Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and this Notice of Change and Variation mean the Original Offer as amended and supplemented by this Notice of Change and Variation; all references in such documents to the "Circular" mean the Original Circular as amended and supplemented by this Notice of Change and Variation; and all references in such documents to the "Offer and Circular" mean the Original Offer and Circular as amended and supplemented by this Notice of Change and Variation. The Letter of Transmittal and Notice of Guaranteed Delivery that accompanied the Original Offer and Circular are hereby amended to reflect the terms and conditions of this Notice of Change and Variation.

1.     Variation of the Offer

Increase in the Maximum Cash Consideration

        Agnico-Eagle has amended the Original Offer in order to increase the maximum amount of cash available under the Offer from approximately $92 million to approximately $183 million. Accordingly, the definition of "Maximum Cash Consideration" in the Glossary section of the Offer and Circular (found at page 12 of the Original Offer and Circular) is deleted and replaced with the following definition:

  "Maximum Cash Consideration" means the result obtained when the product of $2.80 multiplied by the aggregate number of Shares outstanding on a fully-diluted basis is multiplied by 2/3, and is approximately $183 million based on the aggregate number of Shares outstanding as at the date of the Offer on a fully-diluted basis;

The Maximum Share Consideration remains the same and is approximately 2.7 million Agnico-Eagle Shares.

        All references to "$92 million" in the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, each as amended and supplemented by this Notice of Change and Variation, are amended to reference "$183 million".

        In addition, the first sentence of the third paragraph under "The Offer" in the Summary section of the Offer and Circular (found at page 1 of the Original Offer and Circular) and the fifth paragraph under Section 1 of the Offer, "The Offer — Pro Rationing" (found at page 18 of the Original Offer and Circular), are each deleted and replaced by the following:

  If all Shareholders deposited their Shares to the Cash Option, each Shareholder would be entitled to receive approximately $1.87 in cash and 0.01371 of an Agnico-Eagle Share for each Share deposited, subject to adjustment for fractional shares. If all Shareholders deposited their Shares to the Share

  Option, each Shareholder would be entitled to receive approximately $0.93 in cash and 0.02741 of an Agnico-Eagle Share for each Share deposited, subject to adjustment for fractional shares.

Extending the Rollover Option to Additional Eligible Holders

        Agnico-Eagle has also amended the Original Offer in order to extend the availability of the Rollover Option to Eligible Holders who elect the Cash Option but receive Agnico-Eagle Shares as a result of pro rationing. Accordingly, the second paragraph under "Canadian Federal Income Tax Considerations" in the Summary section of the Offer and Circular (found at page 6 of the Original Offer and Circular) is deleted and replaced by the following:

  An Eligible Holder (a) who disposes of Shares under the Offer pursuant to the Share Option and elects the Rollover Option in the Letter of Transmittal or (b) who disposes of Shares under the Offer pursuant to the Cash Option in circumstances where Agnico-Eagle Shares are received as a result of pro rationing may, depending upon the circumstances, obtain a full or partial tax-deferred rollover in respect of a disposition of Shares by entering into a joint election with Agnico-Eagle and filing such election with the CRA (and any appropriate provincial tax authority) under section 85 of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) specifying therein an elected amount in accordance with certain limitations provided for in the Tax Act (and in any applicable provincial legislation).

        The paragraph under Section 1 of the Offer, "The Offer — Rollover Election" (found at page 19 of the Original Offer and Circular), is deleted and replaced by the following:

  A Shareholder who is an Eligible Holder may, depending on the circumstances, make the necessary joint tax election with Agnico-Eagle to obtain a full or partial tax-deferred rollover for Canadian federal income tax purposes, provided that the Shareholder elects in the Letter of Transmittal: (a) both the Share Option and the Rollover Option; or (b) the Cash Option and receives Agnico-Eagle Shares as a result of pro rationing. See Section 20 of the Circular, "Certain Canadian Federal Income Tax Considerations".

        The second sentence of the second paragraph under Section 20 of the Circular, "Certain Canadian Federal Income Tax Considerations — Residents of Canada" (found at page 66 of the Original Offer and Circular), is amended by deleting "the Share Option and".

        The first paragraph under Section 20 of the Circular, "Certain Canadian Federal Income Tax Considerations — Residents of Canada — Dispositions of Shares Under the Offer — Exchange of Shares for Cash and Agnico-Eagle Shares — Tax-Deferred Rollover Under the Tax Act" (found at page 67 of the Original Offer and Circular), is deleted and replaced by the following:

  A Resident Shareholder that is an Eligible Holder who disposes of Shares to Agnico-Eagle in exchange for cash and Agnico-Eagle Shares under the Offer may be permitted to make a joint election with Agnico-Eagle pursuant to subsection 85(1) of the Tax Act (or, in the case of an Eligible Holder that is a partnership, pursuant to subsection 85(2) of the Tax Act) and thereby obtain a full or partial tax-deferred "rollover" for purposes of the Tax Act, depending on the Elected Amount (as defined below) and the adjusted cost base to the Eligible Holder of the Shares at the time of the disposition, provided that the Resident Shareholder elects in the Letter of Transmittal: (a) both the Share Option and the Rollover Option; or (b) the Cash Option and receives Agnico-Eagle Shares as a result of pro rationing.

        The fifth paragraph under Section 20 of the Circular, "Certain Canadian Federal Income Tax Considerations — Residents of Canada — Dispositions of Shares Under the Offer — Exchange of Shares for Cash and Agnico-Eagle Shares — Tax-Deferred Rollover Under the Tax Act" (found at page 68 of the Original Offer and Circular), is deleted and replaced by the following:

  Eligible Holders who elect the Share Option and wish to make the election under section 85 of the Tax Act must also elect the Rollover Option. Eligible Holders who elect the Cash Option but receive Agnico-Eagle Shares as a result of pro rationing will also be permitted, where applicable, to file the election under section 85 of the Tax Act pursuant to the Rollover Option.

        In addition, the definition of "Rollover Option" in the Glossary section of the Offer and Circular (found at pages 13 and 14 of the Original Offer and Circular) is deleted and replaced with the following definition:

  "Rollover Option" means the option of a Shareholder to deposit Shares to Agnico-Eagle on a full or partial tax-deferred rollover basis for purposes of the Tax Act pursuant to an election under subsection 85(1) or (2) of the Tax Act (or the corresponding provisions of any applicable provincial tax legislation), as described in Section 20 of the Circular, "Certain Canadian Federal Income Tax Considerations", which option is available to a Shareholder who is an Eligible Holder and who (a) has elected the Share Option and the Rollover Option in the Letter of Transmittal or (b) has elected the Cash Option in the Letter of Transmittal but has received Agnico-Eagle Shares as a result of pro rationing;

        The fifth paragraph in Box 2 of each of the Letter of Transmittal (found at page 4 of the Letter of Transmittal) and the Notice of Guaranteed Delivery (found at page 4 of the Notice of Guaranteed Delivery) is amended to add the following as the second last sentence in each such paragraph:

  However, a Shareholder who is an Eligible Holder and who elects the Cash Option but receives Agnico-Eagle Shares as a result of pro rationing will also be permitted, where applicable, to make the tax election with Agnico-Eagle under the Rollover Option.

        The first paragraph in Box 3 of the Letter of Transmittal (found at page 5 of the Letter of Transmittal) is deleted and replaced by the following:

  As described in Section 20 of the Circular, "Certain Canadian Federal Income Tax Considerations", a Shareholder who is an Eligible Holder (as defined below) may, depending on the circumstances, obtain a full or partial tax-deferred rollover in respect of a disposition of Shares by entering into a joint election with Agnico-Eagle and filing such election with the Canada Revenue Agency ("CRA") under section 85 of the Income Tax Act (Canada) (the "Tax Act") specifying therein an elected amount in accordance with certain limitations provided in the Tax Act, provided that the Shareholder: (a) disposes of Shares pursuant to the Share Option and elects the Rollover Option or (b) disposes of Shares pursuant to the Cash Option but receives Agnico-Eagle Shares as a result of pro rationing.

        The third sentence in the fourth paragraph in Box 3 of the Letter of Transmittal (found at page 5 of the Letter of Transmittal) is amended by deleting "who has elected the Share Option and has further elected the Rollover Option in this Letter of Transmittal".

2.     Recent Developments

        Since the date of the Original Offer and Circular, there have occurred certain developments relating to Agnico-Eagle and the Offer, which are summarized below.

Suspension of Production at Agnico-Eagle's Goldex Mine; Write-Off of Book Value of Goldex

        On October 19, 2011, Agnico-Eagle announced that it had suspended mining operations and gold production at its Goldex mine in Val d'Or, Quebec. This decision followed the receipt of an opinion from a second rock mechanics consulting firm which recommended that underground mining operations be halted until the situation is investigated further.

        While Agnico-Eagle continues to assess the situation, it appears that a weak volcanic rock unit in the hangingwall of the Goldex deposit has failed. This rock failure is thought to extend between the top of the deposit and surface. As a result, this structure has allowed ground water to flow into the mine. This water flow has likely contributed to further weakening and movement of the rock mass.

        It is estimated that the Goldex mill will continue to process feed from the remaining surface stockpile until the end of October.

        Agnico-Eagle will assess the potential for restarting the mining operations next year on the western side of the deposit where the ore zone is narrower and still considered to be relatively stable; however, no assurance can be given that this will occur. As a result, Agnico-Eagle will write-off its investment in Goldex. It is expected that the write off will total approximately US$260 million (or approximately US$170 million after tax, or US$1.00 per Agnico-Eagle Share) and will be reflected in Agnico-Eagle's financial results for the quarter ended

September 30, 2011, scheduled for release on October 26, 2011. Additionally, Agnico-Eagle expects to make an accounting provision for a portion of the anticipated costs of remediation in the third quarter of 2011. As announced on October 11, 2011, it is anticipated that approximately $25 million will be spent in 2011, and a further $20 million will be spent in 2012, on monitoring and remediation activities at Goldex. All of the remaining 1.6 million ounces of proven and probable gold reserves at Goldex (planned to be mined over Goldex's approximately 10 years of mine life), other than the ore stockpiled on surface, will be reclassified as mineral resources. The 1.6 million ounces of proven and probable gold reserves are comprised of approximately 0.9 million ounces of proven reserves in 14.8 million tonnes grading 1.87 grams per tonne and approximately 0.7 million ounces of probable reserves in 13.0 million tonnes grading 1.6 grams per tonne that were estimated as of December 31, 2010.

        In the week prior to the announcement, rock subsidence was confirmed above the north-eastern limit of the deposit. The exact location and extent of this subsidence are unknown and remain to be determined by diamond drilling and other methods. However, as a result of these findings, previously planned grouting and water re-injection efforts were suspended and work has been reoriented to preserve the surface infrastructure at the minesite and prevent ground subsidence issues from affecting nearby roads, railways, gas lines and other public and private infrastructure.

        Ongoing investigative and remediation efforts include drilling from underground into the volcanic rock unit to determine whether additional fracturing has occurred and the extent of movement in the rock mass, installing additional instrumentation to monitor for further soil and rock movements, backfilling the surface depression to reduce the potential for further soil migration and considering backfilling and mining options for the deposit.

        Through the period of investigation and remediation, Agnico-Eagle anticipates that underground exploration drilling of the deeper D Zone will continue.

        Agnico-Eagle is also implementing a plan to minimize the impact on the current workforce of 233 permanent employees during the investigation and remediation phase. The plan will include re-deployment of employees to the remediation and investigation project team, extensive maintenance programs of all mobile equipment not being used during the investigation and remediation phase, internal transfers within Agnico-Eagle's Canadian operations and employee training and skills upgrading programs to facilitate potential transfers to other Agnico-Eagle operations.

        During the investigation and remediation period, ongoing assessments of the workforce requirements will be made in collaboration with the employee representatives in order to try to reduce the number of employees that are affected by this stoppage of operations at the Goldex mine.

        Agnico-Eagle issued a press release regarding the suspension of mining operations and gold production on October 19, 2011 and filed a material change report on SEDAR on October 20, 2011, which material change report is deemed to be incorporated by reference in the Offer and Circular.

        Following the issuance of the press release, the price of Agnico-Eagle Shares on the TSX and NYSE fell to $47.35 and US$46.51, respectively, at the close of trading on October 19, 2011. On October 19, 2011, Agnico-Eagle and Grayd entered into discussions regarding amending the terms of the Acquisition Agreement to increase the Maximum Cash Consideration under the Offer and to extend the availability of the Rollover Option to Eligible Holders who elect the Cash Option but receive Agnico-Eagle Shares as a result of pro rationing and later that day executed an agreement amending the Acquisition Agreement, which has been filed under Grayd's profile on SEDAR at www.sedar.com.

Price Range and Trading Volume of the Agnico-Eagle Shares

        For the period from October 1, 2011 to October 20, 2011, the high and low daily closing prices and the aggregate volume of trading of the Agnico-Eagle Shares on the TSX were $61.55, $44.30 and 17,355,639, respectively, and on the NYSE were US$59.41, US$43.65 and 44,374,180 respectively. For the period from October 1, 2011 to October 20, 2011,the high and low daily closing prices and the aggregate volume of trading of the Agnico-Eagle Warrants on the TSX were US$19.50, US$10.29 and 83,740, respectively.

3.     Manner of Acceptance

        Shares may be deposited under the Offer in accordance with the provisions of Section 3 of the Offer, "Manner of Acceptance".

4.     Time for Acceptance

        The Offer remains open for acceptance until 5:00 p.m. (Toronto time) on November 18, 2011, or such later time or times and date or dates as may be fixed by Agnico-Eagle from time to time pursuant to Section 5 of the Offer, "Extension, Variation or Change in the Offer", unless the Offer is withdrawn by Agnico-Eagle.

5.     Take-Up of and Payment for Deposited Shares

        If all of the conditions described in Section 4 of the Offer, "Conditions of the Offer", have been fulfilled or waived by Agnico-Eagle at or prior to the Expiry Time, Agnico-Eagle will take up and pay for Shares validly deposited under the Offer and not properly withdrawn as soon as reasonably practicable, and in any event not later than three business days following the time at which it becomes entitled to take up Shares under the Offer and pursuant to applicable Laws. Shareholders should refer to Section 6 of the Offer, "Take-Up of and Payment for Deposited Shares" for details regarding the take-up of and payment for Shares deposited under the Offer.

6.     Withdrawal of Deposited Shares

        Except as otherwise stated herein or in Section 8 of the Offer, "Withdrawal of Deposited Shares" or as otherwise required by applicable Laws, all deposits of Shares under the Offer are irrevocable. Unless otherwise required or permitted by applicable Laws, any Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

  (a)
  at any time before such Shares have been taken up by Agnico-Eagle under the Offer;

  (b)
  if such Shares have not been paid for by Agnico-Eagle within three business days after having been taken up; or

  (c)
  at any time before the expiration of ten days from the date upon which either:

  (i)
  a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of Agnico-Eagle or of an affiliate of Agnico-Eagle), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

  (ii)
  a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for Shares where the Expiry Time is not extended for more than ten days), is mailed, delivered or otherwise properly communicated (subject to abridgement of that period pursuant to such order or orders or other forms of relief as may be granted by applicable Governmental Entities) and only if such deposited Shares have not been taken up by Agnico-Eagle at the date of the notice.

        Withdrawals of Shares deposited under the Offer must be effected by notice of withdrawal made by or on behalf of the depositing Shareholder and must be actually received by the Depositary at the place of deposit of the applicable Shares (or Notice of Guaranteed Delivery in respect thereof) within the time limits indicated above. Notices of withdrawal must (a) be made by a method, including facsimile transmission, that provides the Depositary with a written or printed copy, (b) be signed by or on behalf of the person who signed the Letter of Transmittal accompanying (or Notice of Guaranteed Delivery in respect of) the Shares which are to be withdrawn, and (c) specify such person's name, the number of Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Shares to be withdrawn. Any signature in a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Transmittal (as described in the instructions set out therein), except in the case of Shares deposited for the account of an Eligible Institution.

        Alternatively, if Shares have been deposited pursuant to the procedures for book-entry transfer, as set out in Section 3 of the Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer", any notice of withdrawal must specify the name and number of the account at CDS or DTC, as applicable, to be credited with the withdrawn Shares and otherwise comply with the procedures of CDS or DTC, as applicable.

        A withdrawal of Shares deposited under the Offer can only be accomplished in accordance with the foregoing procedures. The withdrawal will take effect only upon actual receipt by the Depositary of a properly completed and executed written notice of withdrawal.

        Investment advisors, stockbrokers, banks, trust companies or other nominees may set deadlines for the withdrawal of Shares deposited under the Offer that are earlier than those specified above. Shareholders whose Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee for assistance.

        All questions as to the validity (including, without limitation, timely receipt) and form of notices of withdrawal will be determined by Agnico-Eagle, in its sole discretion, and such determination will be final and binding. None of Agnico-Eagle, the Depositary or the Information Agent or any other person shall be under any duty or obligation to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred or suffered by any of them for failure to give such notice.

        If Agnico-Eagle extends the period of time during which the Offer is open, is delayed in taking up or paying for Shares or is unable to take up or pay for Shares for any reason, then, without prejudice to Agnico-Eagle's other rights, Shares deposited under the Offer may, subject to applicable Laws, be retained by the Depositary on behalf of Agnico-Eagle and such Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth herein or in Section 8 of the Offer, "Withdrawal of Deposited Shares", or pursuant to applicable Laws.

        Withdrawals cannot be rescinded and any Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be re-deposited at any subsequent time prior to the Expiry Time by following any of the procedures described in Section 3 of the Offer, "Manner of Acceptance".

        In addition to the foregoing rights of withdrawal, Shareholders in the provinces and territories of Canada are entitled to one or more statutory rights of rescission, price revision or to damages in certain circumstances. See Section 9 of this Notice of Change and Variation, "Statutory Rights", or Section 26 of the Circular, "Statutory Rights".

7.     Consequential Amendments to the Original Offer and Circular and Other Documents

        The Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery are amended to the extent necessary to reflect the amendments contemplated by, and the information contained in, this Notice of Change and Variation.

8.     Experts

        Marc Legault is currently employed by Agnico-Eagle as the Vice-President, Project Development and is a "qualified person" within the meaning of NI 43-101. Information relating to Agnico-Eagle's mineral properties in this Notice of Change and Variation and the documents incorporated by reference in the Offer and Circular has been approved by Marc Legault. Marc Legault has not received a direct or indirect interest in the property of Agnico-Eagle or of any associate or affiliate of Agnico-Eagle. As at the date hereof, Marc Legault beneficially owns, directly or indirectly, less than 1% of the securities of Agnico-Eagle, Grayd and their respective associates and affiliates.

9.     Statutory Rights

        Securities legislation in the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages if there is a misrepresentation in a circular or notice that is required to be delivered to the Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

10.   Directors' Approval

        The contents of this Notice of Change and Variation have been approved, and the sending, communication or delivery thereof to the Shareholders has been authorized, by the board of directors of Agnico-Eagle.

 CERTIFICATE OF AGNICO-EAGLE

        The foregoing, together with the Original Offer and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing, together with the Original Offer and Circular, does not contain any misrepresentation likely to affect the value or the market price of the Shares which are the subject of the Offer.

DATED: October 21, 2011

(Signed) SEAN BOYD Chief Executive Officer	(Signed) AMMAR AL-JOUNDI Chief Financial Officer

On Behalf of the Board of Directors

(Signed) HOWARD STOCKFORD Director	(Signed) MEL LEIDERMAN Director

 The Depositary for the Offer is:

By Mail	By Registered Mail, by Hand or by Courier
P.O. Box 702	100 University Avenue
31 Adelaide Street East	9th Floor
Toronto, Ontario M5C 3H2	Toronto, Ontario M5J 2Y1
Attention: Corporate Actions	Attention: Corporate Actions

Toll Free: 1-800-564-6253
E-mail: corporateactions@computershare.com

The Information Agent for the Offer is:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, ON M5X 1E2

North American Toll Free Phone:

1-800-749-9197

E-mail: contactus@kingsdaleshareholder.com
Facsimile: (416) 867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: (416) 867-2272

Any questions or requests for assistance or additional copies of the Offer and Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Depositary or the Information Agent. Shareholders may also contact their investment advisor, stockbroker, bank, trust company or other nominee for assistance concerning the Offer.

 PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO
OFFEREES OR PURCHASERS

INDEMNIFICATION

        Under the BUSINESS CORPORATIONS ACT (Ontario), the Registrant may indemnify a present or former director or officer or person who acts or acted at the Registrant's request as a director or officer of another corporation of which the Registrant is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of his being or having been a director or officer of the Registrant or such other corporation on condition that (i) the director or officer acted honestly and in good faith with a view to the best interests of the Registrant and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. Further, the Registrant may, with court approval, indemnify a person described above in respect of an action by or on behalf of the Registrant to procure a judgment in its favor, to which the person is made a party by reason of being or having been a director or an officer of the Registrant, against all costs, charges and expenses reasonably incurred by the person in connection with such action if he or she fulfils conditions (i) and (ii) above. A director is entitled to indemnification from the Registrant as a matter of right if he was substantially successful on the merits in his defense and fulfilled conditions (i) and (ii) above.

        In accordance with the BUSINESS CORPORATIONS ACT (Ontario), the by-laws of the Registrant indemnify a director or officer, a former director or officer, or a person who acts or acted at a Registrant's request as a director or officer of a corporation in which the Registrant is or was a shareholder or creditor against any and all losses and expenses reasonably incurred by him in respect of any civil, criminal, administrative action or proceeding to which he was made a party by reason of being or having been a director or officer of the Registrant or other corporation if he acted honestly and in good faith with a view to the best interests of the Registrant, or, in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

        A policy of directors' and officers' liability insurance is maintained by the Registrant which insures directors and officers for losses as a result of claims against the directors and officers of the Registrant in their capacity as directors and officers and also reimburses the Registrant for payments made pursuant to the indemnity provisions under the by-laws of the Registrant and the BUSINESS CORPORATIONS ACT (Ontario).

        Insofar as indemnification for liabilities under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

II-1

 EXHIBITS

        The following exhibits have been filed as part of the Registration Statement:

Exhibit No.	Description
2.1	Acquisition Agreement, dated September 19, 2011, between Agnico and Grayd*
2.2	Form of Lock-Up Agreement entered into between the Registrant and each of the directors and officers of Grayd*
2.3	Amending Agreement, dated October 19, 2011, between Agnico and Grayd
3.1
Registrant's Annual Information Form, consisting of the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2010, incorporated herein by reference to the Registrant's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "Commission") on March 28, 2011 (the "2010 Annual Report") (File no. 001-13422)
3.2
Audited consolidated financial statements of the Registrant, including the notes thereto, as at December 31, 2010 and 2009 and for each of the years in the three-year period ended December 31, 2010, together with the auditors' report thereon dated March 28, 2011, incorporated herein by reference to the 2010 Annual Report
3.3
Unaudited consolidated financial statements of the Registrant as at June 30, 2011 and for the three and six months ended June 30, 2011 and 2010 and related management's discussion and analysis of results of operations of the Registrant for the three and six months ended June 30, 2011 and 2010, incorporated herein by reference to the Registrant's Report on Form 6-K furnished to the Commission on August 12, 2011 (File no. 001-13422)
3.4
Management Proxy Circular prepared in connection with the Registrant's annual and special meeting of shareholders on April 29, 2011, incorporated herein by reference to the Registrant's Report on Form 6-K furnished to the Commission on March 29, 2011 (File no. 001-13422)
3.5	Press Release of the Registrant dated October 11, 2011*
3.6	Press Release of the Registrant dated October 19, 2011**
4.1	Consent of Ernst & Young LLP dated October 13, 2011*
4.2	Consent of Marc Legault*
4.3	Consent of Davies Ward Phillips & Vineberg LLP, Toronto, Ontario, Canada*
4.4	Consent of Ernst & Young LLP dated October 21, 2011
5.1	Powers of Attorney (included on the signature page of the Registration Statement (File No. 333-177286) filed October 13, 2011)

*
Previously filed with the Registration Statement (File No. 333-177286) filed October 13, 2011.

**
Previously filed with the Registrant's Form F-80POS (File No. 333-177286) filed October 19, 2011.

II-2

 PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.    Undertaking

        The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-80 or to transactions in said securities.

        The Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of the Registrant's securities or of the subject issuer's securities during the exchange offer. Such information shall be set forth in amendments to this Form.

Item 2.    Consent to Service of Process

        (a)  The Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

        (c)  Any change to the name or address of the Registrant's agent for service of process shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of this Registration Statement.

III-1

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-80 and has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Toronto, Province of Ontario, Country of Canada, on October 21, 2011.

AGNICO-EAGLE MINES LIMITED
By:	/s/ AMMAR AL-JOUNDI Name: Ammar Al-Joundi Title: Senior Vice-President, Finance, and Chief Financial Officer

        Pursuant to the requirements of the Securities Act, this Post-Effective Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities indicated on October 21, 2011.

Name		Title
* Sean Boyd		Vice Chairman and Chief Executive Officer and Director (Principal Executive Officer)
/s/ AMMAR AL-JOUNDI Ammar Al-Joundi		Senior Vice-President, Finance, and Chief Financial Officer (Principal Financial and Accounting Officer)
* James D. Nasso		Chairman of the Board
* Leanne M. Baker		Director Authorized Representative in the United States
* Douglas R. Beaumont		Director
* Bernard Kraft		Director
* Mel Leiderman		Director
* Eberhard Scherkus		President and Chief Operating Officer and Director
* Howard Stockford, P. Eng.		Director
* Pertti Voutilainen		Director
* Clifford J. Davis		Director
* J. Merfyn Roberts		Director
* Martine A. Celej		Director
* Robert J. Gemmell		Director
* Dr. Sean Riley		Director
*By:	/s/ AMMAR AL-JOUNDI Ammar Al-Joundi Attorney-in-fact

 EXHIBIT INDEX

Exhibit No.	Description
2.1	Acquisition Agreement, dated September 19, 2011, between Agnico and Grayd*
2.2	Form of Lock-Up Agreement entered into between the Registrant and each of the directors and officers of Grayd*
2.3	Amending Agreement, dated October 19, 2011, between Agnico and Grayd
3.1
Registrant's Annual Information Form, consisting of the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2010, incorporated herein by reference to the Registrant's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "Commission") on March 28, 2011 (the "2010 Annual Report") (File no. 001-13422)
3.2
Audited consolidated financial statements of the Registrant, including the notes thereto, as at December 31, 2010 and 2009 and for each of the years in the three-year period ended December 31, 2010, together with the auditors' report thereon dated March 28, 2011, incorporated herein by reference to the 2010 Annual Report
3.3
Unaudited consolidated financial statements of the Registrant as at June 30, 2011 and for the three and six months ended June 30, 2011 and 2010 and related management's discussion and analysis of results of operations of the Registrant for the three and six months ended June 30, 2011 and 2010, incorporated herein by reference to the Registrant's Report on Form 6-K furnished to the Commission on August 12, 2011 (File no. 001-13422)
3.4
Management Proxy Circular prepared in connection with the Registrant's annual and special meeting of shareholders on April 29, 2011, incorporated herein by reference to the Registrant's Report on Form 6-K furnished to the Commission on March 29, 2011 (File no. 001-13422)
3.5	Press Release of the Registrant dated October 11, 2011*
3.6	Press Release of the Registrant dated October 19, 2011**
4.1	Consent of Ernst & Young LLP dated October 13, 2011*
4.2	Consent of Marc Legault*
4.3	Consent of Davies Ward Phillips & Vineberg LLP, Toronto, Ontario, Canada*
4.4	Consent of Ernst & Young LLP dated October 21, 2011
5.1	Powers of Attorney (included on the signature page of the Registration Statement (File No. 333-177286) filed October 13, 2011)

*
Previously filed with the Registration Statement (File No. 333-177286) filed October 13, 2011.

**
Previously filed with the Registrant's Form F-80POS (File No. 333-177286) filed October 19, 2011.

QuickLinks

PART I INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
  Item 1. Home Jurisdiction Documents
  Item 2. Information Legends
  Item 3. Incorporation of Certain Information by Reference
  Item 4. List of Documents Filed with the Commission
NOTICE TO SHAREHOLDERS IN THE UNITED STATES
NOTE TO INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES
NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE
CURRENCY
FORWARD-LOOKING STATEMENTS
NOTICE OF CHANGE AND VARIATION
CERTIFICATE OF AGNICO-EAGLE
The Depositary for the Offer is
Toll Free: 1-800-564-6253 E-mail: corporateactions@computershare.com The Information Agent for the Offer is
North American Toll Free Phone: 1-800-749-9197 E-mail: contactus@kingsdaleshareholder.com Facsimile: (416) 867-2271 Toll Free Facsimile: 1-866-545-5580 Outside North America, Banks and Brokers Call Collect: (416) 867-2272
PART II INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
EXHIBITS
PART III UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
  Item 1. Undertaking
  Item 2. Consent to Service of Process
SIGNATURES
EXHIBIT INDEX